Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On October 25, 2011, Ecolab Inc. hosted a live webcast to review earnings for the third quarter ended September 30, 2011 and future guidance.  Below is a transcript of the presentation.  Portions of the presentation unrelated to the proposed Nalco transaction have been redacted.

Presentation Transcript

[Information unrelated to the proposed Nalco transaction has been omitted.]

M. Monahan:

Slide 11 shows the status of the merger process at this point. We have received U.S. antitrust clearance as well as clearance from certain other countries as mentioned in the press release. Respecting the procedures of the various antitrust agencies, we will not specifically comment here or in the Q&A beyond the disclosures contained in our preliminary proxy statement on the status of certain other countries other than to say we expect to receive the required clearances in a timely manner to enable the close within the fourth quarter. We have the necessary credit facilities in place to finance the merger, and we have a very strong integration teams from both sides working aggressively to plan the post-merger business structures and opportunities. We remain highly confident we will receive a successful vote and close our merger before yearend.

We continue to believe that Nalco’s position in large and high growth markets, it’s technology and sales and service leadership offer substantial compelling benefits for our combined customers and provides significant additional growth drivers for our business. Together we believe we are a stronger company, with better growth opportunities, providing essential services in the critical global needs of food, water and energy and will provide superior performances through all kinds of economic scenarios.

In summary, as noted on slide 12, we delivered the top end of our forecast range in the third quarter while offsetting higher than expected delivered product costs, and while still investing in our future. We look for sales and profit results to accelerate in the fourth quarter and make 2011 our ninth year of adjusted double-digit EPS growth out of the last 10 years. And we expect the fourth quarter momentum, the outstanding benefits from the Nalco merger and the additional investments and actions we are now taking will yield better sales and EPS growth in 2012 and ‘13.

That wraps up our third quarter conference call prepared remarks. Operator, would you please instruct people on how to make questions?

[Information unrelated to the proposed Nalco transaction has been omitted.]

Question:

And then maybe just an update a little bit on the Nalco merger, as you get into some of the integration teams in place, is there anything that you’ve learned or identified thus far that you’d be willing to share in terms of — maybe some of the positive surprises that you’re starting to uncover?

D. Baker:

I guess I’ll probably not go into a lot of detail right now. I will say early when we came out and we gave the synergy number, we always said that it was at the low end of our range, and we acknowledge that. I would say all we’ve learned confirms that, that we would anticipate that there is upside on the synergies, which we also said was going to be important, because we know, right, since going out that other things, FX, pension costs and other things were negative, and synergies was one of the natural ways that we’re going to offset what the world throws at us. So I would say we have confirmed that in fact synergies will be an upside.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Question:

And then just one quick follow-up, you’ve also put out that the company plans to begin a share repurchase program after closing the Nalco transaction. Is there any — first of all, I just want to confirm that was not included in the $3 number. And number two, is there any timeline on when you’d likely do that, or is that just a new authorization that you’ll then use how the stock trades to determine timing? Thank you.

D. Baker:	Yes, no, that was not in our original $3 number. The time periods we gave were it starts after close and we expect to complete it by the end of 2012.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Question:	And then last thing, on Nalco, you commented on the cost synergies, what about the sales synergies two months into your integration process?

D. Baker:

Yes, I would say if anything, and as we went out, I think we said $0.5 billion, which is what we said year five run rate would be in terms of growth synergies. It was more middle of the range as opposed to being on the conservative side of the range, which our cost synergies certainly were. I would say we feel very good about the ability to go get the $0.5 billion.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Question:

And then, Doug, I was just wondering if you could comment on some numbers that were in the proxy that basically, apparently the numbers that Nalco’s Board looked at versus Ecolab’s Board looked at in terms of it was basically a five-year plan for each of those companies. Those growth rates that were in the proxy suggested somewhere around 7% CAGR for Ecolab, a little bit better than that for Nalco. I think since that time the economy has gotten a little bit maybe more uncertain. Can you just comment a little bit about how realistic the numbers are that the Boards exchanged during the review?

D. Baker:

Well, those are numbers put together by both the respective management teams and then shared with the Board as part of their ongoing strategic update process. I can certainly speak for our numbers. They were what we considered a realistic view of our business at that time. I would say, as all things, there’s like six or seven key inputs into those numbers, and they all change monthly.

I would say broadly, if you want to get to the heart of it, we feel, we like the position our business is in. Is everything perfect? No, but we think we’re in good position. We’re building sales momentum. We’ve got pricing momentum going. We know raws abate going forward. FX, who the heck knows, hard to predict. But I think our ability to go kick out, as a standalone company, strong double-digit EPS is in good shape, particularly when you think about all the leverage activities that we have going on in Europe and the rest, and so that remains our view. Is it 6% CAGR versus 7% CAGR on this year’s economic view, I don’t know if that’s the heart of the story. I think in total we have enough leverage where we felt we could, one, not only drive sales faster, but also translate that into very, very strong EPS growth.

On the Nalco side, I think we went through, we looked at those numbers. We came up with our own view. Some of it is natural conservatism, when you’re going to be shelling out a lot of money, that you want to make sure it works even in the absence of all good news. And so we worked hard to try and understand sensitivities. So by and large as a basis, I think we feel quite good about the work that was done from both sides.

Question:

Good afternoon, thanks for taking my questions. Doug, have you seen any change in the attitude of your customers on the water side since you announced your acquisition of Nalco? And then related to that, any change or any discussions with Nalco since Diversey announced that they would be the sole distributor for GE, which we know is a business which used to compete directly with the Nalco in the past?

D. Baker:

Yes. I would say, too, by and large, the feedback from our customers, particularly those who are going to be, I guess, in our minds positively impacted by the merger, the feedback has been quite positive from the customers. They understand why this makes sense and why it works and all the rest. Has there been any change? Certainly, there are, in very rare instances, we had customers contemplating a switch, and obviously they’re just going to wait, okay. So — but I would say this is really very small stuff.

In terms of the GE Diversey announcement, I guess I would have two thoughts. Yes, you’re right, that’s their historic competitor and Diversey is ours. It’s in a sense a nice gift from a locker room standpoint that we’re working to bring the companies together, and we now have a common person, right, to go after and both is our historic competitor. I would say it’s a little bit — is it an acknowledgement that what we are doing here makes strategic sense. I don’t what else to say, otherwise why would you work to go do that. And at the end of the day, I think our partnership, it’s number one-number one and our structure is preferable. I would rather have it run as a company; it’s very hard to do alliances, not impossible. GE and Diversey are both very formidable competitors. We’ll take it serious, but I would rather have our structure.

Question:

Okay, that is helpful. And then if I may on the acquisition side, obviously your plate is kind of full with Nalco. But you were talking in your prepared remarks about Healthcare and getting to a certain size in order to benefit from scale and so on. Have you put aside any thought of bolt-on acquisitions on the Healthcare side or any other category for that matter while you are dealing with the Nalco acquisition?

D. Baker:

No, Rosemarie, what we’ve said is no, even in our plans and our forecast we continue to anticipate that we will have some bolt-on activity as we go forward. So we would expect to continue to have some small add-ons in terms of acquisitions, we just, I guess. There is going to be that type of work going forward. I would say the bar is going to be a little different for a period of time, no doubt about it. But we know that there are a number of properties out there that we’re very interested in and remain interested in, even in spite of the Nalco merger.

[Information unrelated to the proposed Nalco transaction has been omitted.]

END

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Nalco merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab filed with the SEC on August 31, 2011, as subsequently amended, in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab filed with the SEC on August 31, 2011 a registration statement on Form S-4 (commission file number 333-176601), as subsequently amended, that includes a joint proxy statement of Ecolab and Nalco and that also constitutes a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary.  Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed by Ecolab and Nalco with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.